                                                                  EXHIBIT (A)(7)

                             SUMMARY ADVERTISEMENT

  This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated January 22, 1999 and the related Letter of Transmittal, and is being made to all holders of Shares. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
                                      of
                              AG Associates, Inc.
                                      at
                              $5.50 Net Per Share
                                      by

                          MIG Acquisition Corporation
                         a wholly owned subsidiary of

                         STEAG Electronic Systems GmbH

  MIG Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of STEAG Electronic Systems GmbH, a corporation organized under the laws of the Federal Republic of Germany ("Parent"), is offering to purchase all outstanding shares of common stock, without par value (the "Shares"), of AG Associates, Inc., a California corporation (the "Company"), at a price of $5.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated January 22, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). Following the Offer, Purchaser intends to effect the Merger described below. Parent is a wholly owned subsidiary of STEAG Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany.


    THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 19, 1999, UNLESS THE OFFER IS
                                   EXTENDED.


  The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which would constitute not less than 90% of the Shares then outstanding (the "Minimum Condition"), and (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer also is subject to the other terms and conditions described in the Offer to Purchase.

  In the event that more than 50% of the Shares then outstanding are tendered pursuant to the Offer and not withdrawn, but less than 90% of the Shares then outstanding are acquired by Purchaser pursuant to the Offer and the Stock Option described below, Purchaser will waive the Minimum Condition and amend the Offer to reduce the number of Shares subject to the Offer to 3,095,294 Shares or such greater or lesser number of Shares as equals 49.9% of the Shares then outstanding (the "Revised Minimum Number") and, if a greater number of Shares is tendered and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares (it being understood that Purchaser shall not in any event be required to accept for payment, or pay for, any Shares if less than the Revised Minimum Number of Shares are tendered and not withdrawn by the Expiration Date (as defined below)).

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 18, 1999 (the "Merger Agreement") among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, subject to the terms and conditions in the Merger Agreement, and in accordance with the Delaware General Corporation Law and California General Corporation Law (the "CGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share immediately prior to the Effective Time (other than (a) Shares held by any subsidiary of the Company, (b) each Share owned by Parent or Purchaser, including Shares purchased by Purchaser pursuant to the Offer, and (c) Shares held by shareholders who have demanded and perfected, and have not withdrawn or otherwise lost, dissenters' rights, if any, under the CGCL) will be cancelled and converted automatically into the right to receive $5.50 in cash, or any higher price that may be paid per Share in the Offer, without interest.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY (INCLUDING THE OFFER AND THE MERGER), HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY (INCLUDING THE OFFER AND THE MERGER) ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE SHAREHOLDERS OF THE COMPANY, AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  Simultaneously with entering into the Merger Agreement, and as an inducement to Parent and Purchaser to enter into the Merger Agreement, the Company entered into a Stock Option Agreement with Parent and Purchaser, dated as of January 18, 1999 (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, the Company granted to Purchaser an irrevocable option (the "Stock Option") to purchase up to the number of Shares (the "Option Shares") that, when added to the number of Shares owned by Purchaser and its affiliates following the consummation of the Offer, would constitute 90% of the Shares then outstanding (assuming the issuance of the Option Shares), at a cash purchase price per Option Share equal to $5.50, subject to the terms and conditions in the Stock Option Agreement, including, without limitation, (i) that not less than 80% of the Shares then outstanding have been tendered upon the Expiration Date, and (ii) that the number of Shares to be issued thereunder shall not exceed the number of authorized Shares available for issuance.

  If the Stock Option is exercised by Purchaser (resulting in Purchaser acquiring 90% or more of the Shares then outstanding) or Purchaser otherwise acquires 90% of the Shares then outstanding, Parent will be able to effect a short-form merger without a vote of the Company's shareholders under the CGCL, subject to the terms and conditions of the Merger Agreement. Purchaser currently intends to effect a short-form merger if it is able to do so.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to BankBoston, N.A. (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any extension of the Offer or delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required under the Letter of Transmittal.

  Purchaser expressly reserves the right, in its sole discretion (subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any condition specified in Section 14 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and to the rights of tendering shareholders to withdraw their Shares.

  The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, February 19, 1999, unless and until Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

  Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after Monday, March 22, 1999. For the withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility's procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

  The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

  The Company has provided Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

  THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

  Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser's expense. Neither Purchaser nor Parent nor any officer, director, stockholder, agent or other representative will pay any fees or commissions to brokers, dealers or other persons (other than the Depositary and the Information Agent, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

[LOGO OF CIC]       CORPORATE INVESTOR COMMUNICATIONS, INC.
             111 Commerce Road - Carlstadt, New Jersey 07072-2586

                 Banks and Brokers call collect (800) 346-7885
                   All others call toll free (888) 206-3388



January 22, 1999